Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above, have advised under a notification dated 18 November 2002 that they purchased on that date a total of 1,250,000 Ordinary shares of 25p each in Allied Domecq PLC at (pound)4.025213 per share and under a notification dated 20 November 2002 that they purchased on 19 November 2002 a total of 1,258,639 Ordinary shares of 25p each in Allied Domecq PLC at (pound)3.997534 per share.

These shares will be used in connection with awards under the Allied Domecq PLC Employee Share Plans.

This is also to advise you that Towers Perrin Share Plan Services (Guernsey) Limited have advised under a notification dated 20 November 2002 that they disposed on that date of 4,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these transactions is 32,149,371 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions which took place on the above mentioned dates

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary


20 November 2002